United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: June 18th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press Release

Alcatel and Finmeccanica to form the Space Alliance
creating the European leader in satellites systems and services

Paris, June 18, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Finmeccanica, today announced the signature of a memorandum of understanding to merge their space activities and form alliances in the space sector through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.

The first company, Alcatel Alenia Space, of which Alcatel will hold approximately 67% and Finmeccanica approximately 33%, will combine Alcatel Space and Alenia Spazio’s industrial activities. It will concentrate on the design, development, and manufacturing of space systems, satellites, equipment, instruments, payloads and associated ground systems. The management team of Alcatel Alenia Space will be located in France. The company will operate through five business divisions (Telecommunications, Optical Observation and Science, Observation Systems and Radar, Navigation, Infrastructure and Transportation). With estimated 2004 sales of 1.8 billion euros and around 7,200 people, it will create the undisputed European leader within the global satellite industry.

The second company, of which Finmeccanica will hold approximately 67% and Alcatel approximately 33%, will combine Telespazio with Alcatel Space’s operations and services activities. It will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its management team will be located in Italy. With estimated 2004 sales of 350 millions euros and around 1,400 people, it will be a key player in the space services market.

The two groups have decided to combine their respective strengths in the space industry to better serve this growing market and to benefit from the expansion of their customer base as well as to leverage the strong complementary nature of the technologies and know-how contributed by both parties. The two groups have identified significant operational synergies and economies of scale, in particular in R&D, product development, procurement policy and increased industrial efficiency. These synergies will improve operating profitability by several points and will be reached progressively, in line with business cycles.

Alcatel and Finmeccanica will account for Alcatel Alenia Space and the services company respectively using proportional consolidation.

Overall, the space alliance will be overseen and coordinated by a dedicated Steering Committee, co-chaired by the CEOs of Finmeccanica and Alcatel.

Commenting on the alliance, Serge Tchuruk, Chairman and Chief Executive Officer, said: “This is a major step in the development of the European space industry. Alcatel Alenia Space will become the European leader for satellite solutions with balanced activities between commercial and institutional markets. The enhanced position of Alcatel Alenia

Space in institutional markets will also enable Alcatel to expand its global leadership position in broadband access technologies.”

Pier Francesco Guarguaglini, Chairman and Chief Executive Officer of Finmeccanica, said: “The Alliance emphasizes the competencies of Alenia Spazio, Telespazio and Alcatel Space, thanks to the strong complementary nature and the investments made by the French and the Italian governments. Regarding Galileo, in particular, the combination of capabilities existing in the two companies, will permit them to play a pre-eminent role both in the field of satellite systems and operations and services activities”.

The creation of the new companies is expected to be completed by the end of 2004, subject to the signing of definitive agreements and necessary approvals by shareholders and regulatory authorities.

**This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory conditions throughout the world. More information on these conditions is contained in Alcatel’s filings with the U.S. Securities and Exchange Commission. This press release contains statements regarding expectations of the benefits that will arise as a result of the formation of the Space Alliance by Alcatel and Finmeccanica. Except as required under applicable securities laws, rules or regulations, Alcatel disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.**

An invitation for the press conference is attached with this press release.

About Alcatel
Alcatel SA (Paris:CGEP.PA and NYSE: ALA) provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, please visit http://www.alcatel.com/.

About Finmeccanica, S.p.A.
Based in Rome, Finmeccanica S.p.A. is Italy’s largest aerospace and defense group, a key player in European industry. Finmeccanica S.p.A. is listed on the Milan stock exchange. In 2003, the company had revenues of 8.6 billion Euro and employed almost 45,000 people around the world. Finmeccanica has a leading capability both as platform maker and system integrator: network-centric solutions, space platform and satellite services, homeland security and EEZ management systems, pilots training, air traffic management and control, C4ISR, naval combat management systems. Finmeccanica provides systems and products for government agencies and commercial customers and its core competency are widely recognized by the market.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Florence Pontieux / HQ	Tel :+ 33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Finmeccanica Press Contacts
Press Office	Tel :+ 39 06 32473313	ufficiostampa@finmeccanicai.it